EXHIBIT 99.1

B2Gold Reports Q1 2025 Results

Strong Operating Performance Across All Three Operations Led to Lower Than Expected All-In Sustaining Costs and Higher Than Expected Gold Production in the First Quarter

Goose Project Remains on Track for First Gold Production Next Month; Total Construction and Mine Development Budget Remains at C$1,540 Million

VANCOUVER, British Columbia, May 07, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the first quarter of 2025. All dollar figures are in United States dollars unless otherwise indicated.

2025 First Quarter Highlights

  Gold production of 192,752 ounces in Q1 2025: Consolidated gold production in the first quarter of 2025 was 192,752 ounces, higher than expected. All B2Gold operations exceeded production budgets in the first quarter, and the Company remains on track to meet its consolidated annual production guidance range. All three operations continue to meet or exceed gold production expectations to start the second quarter of 2025.

  Consolidated cash operating costs of $832 per gold ounce produced in Q1 2025: Consolidated cash operating costs (see “Non-IFRS Measures”) were $832 per gold ounce produced ($880 per gold ounce sold) during the first quarter of 2025. Cash operating costs per ounce produced for the first quarter of 2025 were lower than expected as a result of lower than expected fuel costs and higher than expected gold production.

  Consolidated all-in sustaining costs of $1,533 per gold ounce sold in Q1 2025: Consolidated all-in sustaining costs (see “Non-IFRS Measures”) were $1,533 per gold ounce sold during the first quarter of 2025. Consolidated all-in sustaining costs for the first quarter of 2025 were lower than expected due to lower than expected total consolidated cash operating costs per gold ounce sold and lower than expected sustaining capital expenditures.

  Attributable net income of $0.04 per share; adjusted attributable net income of $0.09 per share in Q1 2025: Net income attributable to the shareholders of the Company of $58 million, or $0.04 per share; adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $122 million, or $0.09 per share.

  Operating cash flow before working capital adjustments of $244 million in Q1 2025: Cash flow provided by operating activities before working capital adjustments was $244 million, or $0.19 per share, in the first quarter of 2025.

  Strong financial position and liquidity: At March 31, 2025, the Company had cash and cash equivalents of $330 million and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $174 million. During the first quarter of 2025, the Company repaid the outstanding balance of $400 million on the Company's $800 million revolving credit facility (“RCF”), leaving $800 million remaining available for future draw downs.

  2025 Winter Ice Road (“WIR”) campaign completed at the Goose Project: Following the successful completion of the 2024 sea lift, construction of the 163 kilometer (“km”) WIR commenced in December 2024 and was completed in February 2025, ahead of schedule. B2Gold successfully completed the 2025 WIR campaign in mid-April 2025, one month ahead of schedule, and delivered all necessary material from the Marine Laydown Area (“MLA”) to support operations until next year’s WIR campaign.

  Total Goose Project construction and mine development cash expenditure estimate before first production remains at C$1,540 million: Based on the construction and mine development cash expenditures incurred to date, combined with the estimated expenditures to be incurred through to the first gold pour in the second quarter of 2025, the Company expects to be in-line with the total Goose Project construction and mine development cash expenditure estimate of C$1,540 million, as announced on September 12, 2024. Operating cost guidance for the Goose Project for the second half of 2025 will be released in mid-2025 following the commencement of first gold production.

  Goose Project construction and development continue to progress on track for first gold pour in the second quarter of 2025; estimated production of 120,000 to 150,000 ounces in 2025: All planned construction activities in 2024 and early 2025 were completed and project construction and development continue to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by ramp up to commercial production in the third quarter of 2025. The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six-year period from 2026 to 2031 inclusive will be approximately 300,000 ounces per year.

  Updated Mineral Reserve Life of Mine Plan for the Goose Project announced; optimization studies have commenced: On March 27, 2025, the Company announced an updated Mineral Reserve Life of Mine Plan for the Goose Project. The updated technical report highlighted the robust Mineral Resources at the Goose Project and the further potential to expand known deposits and discover additional mineralization, as well as an updated Mineral Reserve estimate. The Company is pursuing multiple optimization studies for the Goose Project, including one study to analyze increasing mill throughput at the Goose Project from 4,000 tonnes per day (“tpd”) potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation / concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The results of these studies are expected to be finalized in late 2025 / early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

  Feasibility Study on the Gramalote Project in Colombia underway and targeted for completion in mid-2025: The positive Preliminary Economic Assessment (“PEA”) results on the Company’s 100% owned Gramalote Project, completed in the second quarter of 2024, outlined a significant production profile with average annual gold production of 234,000 ounces per year for the first five years of production, and strong project economics over a 12.5 year project life. As a result, B2Gold commenced work on a feasibility study with the goal of completion in mid-2025. Feasibility work including geotechnical investigation, processing design and site infrastructure design is underway and the study remains on schedule.

  Positive PEA results for the Antelope deposit at the Otjikoto Mine in Namibia announced; development decision anticipated in Q3 2025: On February 4, 2025, the Company announced positive PEA results for the Antelope deposit, located approximately 4 km southwest of the existing Otjikoto open pit. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for the Antelope deposit indicates an initial mine life of 5 years and total production of 327,000 ounces, averaging approximately 65,000 ounces per year over the life of mine. In combination with the processing of existing low grade stockpiles, production from the Antelope deposit has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year for 2029 through 2032. A development decision on the Antelope deposit is expected in the third quarter of 2025.

  Convertible senior unsecured notes issued: On January 28, 2025, the Company issued 2.75% convertible senior unsecured notes due 2030 (the “Notes”) with an aggregate principal amount of $460 million. The initial conversion rate for the Notes is 315.2088 common shares of the Company (the “Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to the closing sale price of the Shares on January 23, 2025, and is subject to adjustment in certain events.

  Implementation of Normal Course Issuer Bid (“NCIB”): On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement a NCIB. As of March 20, 2025, the Company had 1,319,616,807 Shares issued and outstanding with approval to purchase up to 65,980,840 Shares, representing 5% of the issued and outstanding Shares as of that date over a period of twelve months commencing April 3, 2025.

  Q2 2025 dividend of $0.02 per share declared: On May 7, 2025, B2Gold's Board of Directors declared a cash dividend for the second quarter of 2025 of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on June 24, 2025, to shareholders of record as of June 11, 2025.

First Quarter 2025 Results

	Three months ended
	March 31,
	2025	2024

Gold revenue ($ in thousands)	532,107	461,444
Net income ($ in thousands)	62,564	48,481
Earnings per share – basic(1)($/ share)	0.04	0.03
Earnings per share – diluted(1)($/ share)	0.04	0.03
Cash provided by operating activities ($ thousands)	178,788	710,727
Average realized gold price ($/ ounce)	2,892	2,069
Adjusted net income(1)(2)($ in thousands)	121,850	81,503
Adjusted earnings per share(1)(2)– basic ($)	0.09	0.06
Consolidated operations results:
Gold sold (ounces)	183,998	222,978
Gold produced (ounces)	192,752	214,339
Production costs ($ in thousands)	161,994	156,745
Cash operating costs(2)($/ gold ounce sold)	880	703
Cash operating costs(2)($/ gold ounce produced)	832	718
Total cash costs(2)($/ gold ounce sold)	1,113	838
All-in sustaining costs(2)($/ gold ounce sold)	1,533	1,346
Operations results including equity investment in Calibre(3):
Gold sold (ounces)	183,998	234,355
Gold produced (ounces)	192,752	225,716
Production costs ($ in thousands)	161,994	168,650
Cash operating costs(2)($/ gold ounce sold)	880	720
Cash operating costs(2)($/ gold ounce produced)	832	734
Total cash costs(2)($/ gold ounce sold)	1,113	851
All-in sustaining costs(2)($/ gold ounce sold)	1,533	1,345

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Production from Calibre Mining Corp.'s (“Calibre”) La Libertad, El Limon and Pan mines is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024 which represented the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, the Company reduced its ownership interest to approximately 4% and determined that it no longer had significant influence over Calibre and as a result, after June 20, 2024, no longer recorded attributable production representing its indirect ownership interest in Calibre's mines through an equity investment.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2025, the Company had cash and cash equivalents of $330 million (December 31, 2024 - $337 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $174 million (December 31, 2024 - $321 million). During the first quarter of 2025 the Company repaid $400 million on the Company's $800 million RCF, leaving $800 million remaining available for future draw downs, plus a $200 million accordion feature.

Second Quarter 2025 Dividend

On May 7, 2025, B2Gold’s Board of Directors declared a cash dividend for the second quarter of 2025 (the “Q2 2025 Dividend”) of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on June 24, 2025 to shareholders of record as of June 11, 2025.

The Company currently has a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q2 2025 Dividend, the Company has determined that no discount will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares for instructions on how to enroll in the DRIP.

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Complex - Mali

	Three months ended
	March 31,
	2025	2024

Gold revenue ($ in thousands)	254,667	256,318
Gold sold (ounces)	87,808	123,828
Average realized gold price ($/ ounce)	2,900	2,070
Tonnes of ore milled	2,446,671	2,462,863
Grade (grams/ tonne)	1.31	1.62
Recovery (%)	91.5	92.7
Gold production (ounces)	93,805	119,141
Production costs ($ in thousands)	89,025	85,105
Cash operating costs(1) ($/ gold ounce sold)	1,014	687
Cash operating costs(1) ($/ gold ounce produced)	965	698
Total cash costs(1) ($/ gold ounce sold)	1,350	852
All-in sustaining costs(1) ($/ gold ounce sold)	1,937	1,436
Capital expenditures ($ in thousands)	64,003	80,562
Exploration ($ in thousands)	—	1,302

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a strong start to the year with gold production for the first quarter of 2025 of 93,805 ounces. For the first quarter of 2025, mill feed grade was 1.31 grams per tonne (“g/t”), mill throughput was 2.45 million tonnes, and gold recovery averaged 91.5%. Mill feed grade in April 2025 was in line with the annual budgeted mill feed grade of 1.84 g/t in 2025.

The Fekola Mine’s cash operating costs (see “Non-IFRS Measures”) for the first quarter of 2025 were $965 per ounce produced ($1,014 per gold ounce sold). Cash operating costs per gold ounce produced for the first quarter of 2025 were lower than expected as a result of higher than estimated gold production, lower operating costs including lower fuel prices for diesel and heavy fuel oil, and lower processing maintenance costs.

All-in sustaining costs (see “Non-IFRS Measures”) for the first quarter of 2025 for the Fekola Mine were $1,937 per gold ounce sold, lower than expected. All-in sustaining costs were lower than anticipated as a result of lower than expected cash operating costs per gold ounce sold and lower than expected sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than expected average realized gold price. Gold royalties include higher revenue-based production taxes based on a sliding scale and revenue-based State funds for the Fekola Mine, which became effective for the first time in March 2025. The lower sustaining capital expenditures for the first quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Capital expenditures in the first quarter of 2025 totaled $64 million primarily consisting of $20 million for deferred stripping, $17 million for Fekola underground development, $16 million for mobile equipment purchases and rebuilds, $4 million for the construction of a new tailings storage facility (“TSF”) and $3 million for solar plant expansion.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit). The Fekola Complex is expected to produce between 515,000 and 550,000 ounces of gold in 2025 at cash operating costs of between $845 and $905 per ounce and all-in sustaining costs of between $1,550 and $1,610 per ounce. The Fekola Complex is expected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 g/t gold with a process gold recovery of 93.4%. Gold production is expected to be weighted approximately 40% to the first half of 2025 and 60% to the second half of 2025.

The Fekola Complex's total 2025 gold production is anticipated to increase significantly relative to 2024, due to the contribution of higher-grade ore from Fekola underground in the second half of 2025 and Fekola Regional later in the second half of 2025. Between 25,000 and 35,000 ounces of gold production is expected from the mining of higher-grade ore at Fekola underground. Fekola Regional is expected to contribute between 20,000 and 25,000 ounces of additional gold production in 2025 through the trucking of open pit ore to the Fekola mill. Despite a delay in the expected commencement of mining at Fekola Regional due to permit delays, the Company still expects to meet its production guidance from the Fekola Complex in 2025.

The development of Fekola Regional will enhance the overall Fekola Complex life of mine production profile and is expected to extend the mine life of the Fekola Complex. Fekola Regional is anticipated to contribute approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029. Significant exploration potential remains across the Fekola Complex to further extend the mine life.

Masbate Mine – The Philippines

	Three months ended
	March 31,
	2025	2024

Gold revenue ($ in thousands)	129,393	98,967
Gold sold (ounces)	44,450	47,700
Average realized gold price ($/ ounce)	2,911	2,075
Tonnes of ore milled	2,278,032	2,169,462
Grade (grams/ tonne)	0.83	0.99
Recovery (%)	75.9	72.4
Gold production (ounces)	46,369	49,782
Production costs ($ in thousands)	38,016	42,771
Cash operating costs(1)($/ gold ounce sold)	855	897
Cash operating costs(1)($/ gold ounce produced)	833	835
Total cash costs(1)($/ gold ounce sold)	1,021	1,010
All-in sustaining costs(1)($/ gold ounce sold)	1,206	1,219
Capital expenditures ($ in thousands)	7,733	8,530
Exploration ($ in thousands)	420	821

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with first quarter of 2025 gold production of 46,369 ounces, above expectations. For the first quarter of 2025, mill feed grade was 0.83 g/t gold, mill throughput was 2.28 million tonnes, and gold recovery averaged 75.9%.

The Masbate Mine's cash operating costs (see “Non-IFRS Measures”) for the first quarter of 2025 were $833 per ounce produced ($855 per gold ounce sold). Cash operating costs per gold ounce produced for the first quarter of 2025 were lower than expected as a result of higher than expected gold production as well as lower operating costs due primarily to lower diesel and heavy fuel oil costs.

All-in sustaining costs (see “Non-IFRS Measures”) for the first quarter of 2025 were $1,206 per gold ounce sold. All-in sustaining costs for the first quarter of 2025 were lower than expected as a result of lower than expected cash operating costs per gold ounce sold and higher than expected gold ounces sold, partially offset by higher gold royalties resulting from a higher than expected average realized gold price.

Capital expenditures in the first quarter of 2025 totaled $8 million, primarily consisting of $2 million for a solar plant, $2 million for deferred stripping, $1 million for mobile equipment purchases and rebuilds and $1 million for expansion of the existing TSF.

The Masbate Mine is expected to produce between 170,000 and 190,000 ounces of gold in 2025 at cash operating costs of between $955 and $1,015 per ounce and all-in sustaining costs of between $1,310 and $1,370 per ounce. Gold production is scheduled to be relatively consistent throughout 2025. For 2025, Masbate is expected to process 8.0 million tonnes of ore at an average grade of 0.88 g/t with a process gold recovery of 79.9%. Mill feed will be a blend of mined fresh ore from the Main Vein pit and low-grade ore stockpiles.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2025	2024

Gold revenue ($ in thousands)	148,047	106,159
Gold sold (ounces)	51,740	51,450
Average realized gold price ($/ ounce)	2,861	2,063
Tonnes of ore milled	843,057	826,477
Grade (grams/ tonne)	1.96	1.74
Recovery (%)	98.8	98.5
Gold production (ounces)	52,578	45,416
Production costs ($ in thousands)	34,953	28,869
Cash operating costs(1) ($/ gold ounce sold)	676	561
Cash operating costs(1) ($/ gold ounce produced)	594	642
Total cash costs(1) ($/ gold ounce sold)	790	644
All-in sustaining costs(1) ($/ gold ounce sold)	916	958
Capital expenditures ($ in thousands)	3,607	13,813
Exploration ($ in thousands)	1,831	1,789

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued to outperform during the first quarter of 2025, producing 52,578 ounces of gold, above expectations. For the first quarter of 2025, mill feed grade was 1.96 g/t, mill throughput was 0.84 million tonnes, and gold recovery averaged 98.8%.

Cash operating costs (see “Non-IFRS Measures”) for the first quarter of 2025 were $594 per gold ounce produced ($676 per ounce gold sold). Cash operating costs per gold ounce produced for the first quarter of 2025 were lower than expected as a result higher than expected gold production, a weaker than expected Namibia foreign exchange rate and lower than expected underground mining costs.

All-in sustaining costs (see “Non-IFRS Measures”) for the first quarter of 2025 were $916 per gold ounce sold. All-in sustaining costs for the first quarter of 2025 were lower than expected as a result of higher than expected gold ounces sold and lower than expected sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than expected average realized gold price. The lower sustaining capital expenditures for the first quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Capital expenditures for the first quarter of 2025 totaled $4 million, consisting mainly of $3 million for Wolfshag underground mine development.

The Otjikoto Mine is expected to produce between 165,000 and 185,000 ounces of gold in 2025 at cash operating costs of between $695 and $755 per ounce and all-in sustaining costs of between $980 and $1,040 per ounce. Gold production at Otjikoto will be weighted towards the first half of 2025 due to the conclusion of open pit mining activities in the third quarter of 2025. For the full year 2025, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.63 g/t with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Open pit mining operations are scheduled to conclude in the third quarter of 2025, while underground mining operations at Wolfshag are expected to continue into 2027. In addition to the economic potential of the Antelope deposit, exploration results received to date indicate the potential to extend underground production at Wolfshag past 2027, supplementing processing operations into 2032 when economically viable stockpiles are forecast to be exhausted.

On February 4, 2025, the Company announced the positive PEA results for the Antelope deposit. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit. A development decision is expected in the third quarter of 2025.

The Inferred Mineral Resource estimate for the Antelope deposit that formed the basis for the PEA included 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold, the majority of which is hosted in the Springbok Zone. The Antelope deposit remains open along strike in both directions, highlighting strong potential for future resource expansion.

The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Goose Project

Development

The Back River Gold District consists of eight mineral claims blocks along an 80 km belt. Construction is underway at the most advanced project in the district, the Goose Project, with development on schedule for first gold pour in the second quarter of 2025.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

All planned construction activities in 2024 and early 2025 were completed and project construction and development continue to progress on track. The first four generators in the powerhouse will be commissioned by the end of the first week in May 2025. Availability of the Echo pond tailings line will occur in the first week of June 2025 with mill start-up immediately following. First gold is expected by the end of June 2025 with ramp up to commercial production expected in the third quarter of 2025. The Company continues to estimate that gold production in 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six year period from 2026 to 2031 inclusive will be approximately 300,000 ounces per year.

Following the successful completion of the 2024 sealift, construction of the 163 km WIR began in December 2024 and was completed in February 2025. The WIR was operational by mid-February 2025 with the transportation of all materials from the MLA to the Goose Project site completed one month ahead of schedule in mid-April 2025. Over 4,000 loads and 80 million litres of fuel were transported over the 2025 WIR season.

Development of the open pit and underground remain the Company's primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Open pit mining of the Echo pit continues to meet production targets and is scheduled to be completed by May 2025, and is anticipated to be ready to receive tailings when the mill starts. Mining of the Umwelt open pit commenced in December 2024 and is currently meeting production targets. The Umwelt underground development remains on schedule for the commencement of high-grade stope ore production in the third quarter of 2025.

In the first quarter of 2025, the Company incurred cash expenditures of $95 million (C$136 million) for the Goose Project on construction and development activities.

Based on the construction and mine development cash expenditures incurred to date, combined with the estimated expenditures to be incurred through to first gold pour in the second quarter of 2025, the Company expects to be in-line with the total Goose Project construction and mine development cash expenditure estimate of C$1,540 million, as announced on September 12, 2024. Operating cost guidance for the Goose Project for the second half of 2025 will be released in mid-year 2025 following the commencement of gold production.

Optimization Studies

With first gold production for the Goose Project expected by the end of the second quarter of 2025, B2Gold has begun multiple optimization studies with the goal of maximizing the long-term value of the Back River Gold District. These studies include:

  Evaluating a flotation / concentrate leach process as a potential option to increase gold recovery and reduce operating costs (discussed in further detail below);
  Evaluating the installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could potentially expand mill throughput capacity (discussed in further detail below);
  Evaluating the viability of constructing and running the Goose Project winter ice road on a less than annual basis;
  Evaluating underground mining methods and the potential to exceed the planned production from the Umwelt underground by increasing the mine production rate through development of more active production levels, and consideration of alternate mine methods to both lower costs and capture additional existing Mineral Resources into the mine plan; and
  Assessing the feasibility of remote operation of surface and underground equipment as it presents an opportunity to optimize production efficiencies and reduce employee transportation costs.

In connection with these studies, B2Gold will be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any optimization of the Goose Project provides benefits to all stakeholders.

The Company is pursuing multiple optimization studies for the Goose Project, including one study to analyze the potential to increase mill throughput at the Goose Project from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Project is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025 / early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

Gramalote Project Development

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region.

Following consolidation of the ownership, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA, the results of which were announced on June 18, 2024. Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost open pit gold mine and approved the commencement of a feasibility study.

B2Gold is progressing the feasibility work with the goal of completing a feasibility study by mid-2025. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environmental Impact Study is required. B2Gold has commenced work on the modifications to the Environmental Impact Study and expect it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Outlook

The Company is pleased with its positive first quarter of 2025 operating and financial results. The Company is on track to meet its 2025 total gold production guidance of between 970,000 and 1,075,000 ounces. The Company's full year total cash operating costs for the Fekola Complex, Masbate and Otjikoto continue to be forecast between $835 and $895 per gold ounce and total all-in sustaining costs continue to be forecast between $1,460 and $1,520 per gold ounce. Operating cost guidance for the Goose Project for the second half of 2025 will be released in mid-year 2025 following the commencement of gold production.

Upon completion of the construction activities at the Goose Project, the mine is expected to pour first gold in the second quarter of 2025, followed by ramp up to commercial production in the third quarter, and contribute between 120,000 and 150,000 ounces of gold in 2025. Over the first six full calendar years of operation from 2026 to 2031 inclusive, the average annual gold production for the Goose Project is estimated to be approximately 300,000 ounces of gold per year.

The Company is pursuing multiple optimization studies for the Goose Project, including one study to analyze the potential to increase mill throughput at the Goose Project from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Project is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025 / early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

Based on the positive PEA results for the Antelope deposit at the Otjikoto Mine released in February 2025, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade.

The Company expects to complete a feasibility study for its wholly owned Gramalote Project in Colombia by mid-2025. The feasibility study will include modifications to the processing plant and infrastructure locations and therefore a Modified Environmental Impact Study will also be required. Work on the modifications to the Environmental Impact Study are well advanced and the Company expects it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and the Company makes the decision to develop the Gramalote Project as an open pit gold mine, the Company will utilize its proven internal mine construction team to build the mine and mill facilities.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

First Quarter 2025 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, May 8, 2025, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (833)-821-2803
  All other callers: +1 (647)-846-2419

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855)-669-9658, replay access code 9068478. All other callers: +1 (412)-317-0088, replay access code 9068478.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Project; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025, with cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,460 and $1,520 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,190 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$350 million and the cost for reagents and other working capital items being C$330 million; the Goose Project producing approximately 300,000 ounces of gold per year for the first full six years of production; the potential for first gold production in the second quarter of 2025 from the Goose Project and the estimates of such production and the potential ramp-up to commercial production by the end of the third quarter of 2025; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence in the second half of 2025; the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032 and the Otjikoto Mine producing an average of approximately 110,000 ounces per year during that period; the timing and results of a feasibility study on the Gramalote Project and the results thereof; the potential to develop the Gramalote Project as an open pit gold mine; planned 2025 exploration budgets for Canada, Mali, Namibia, the Philippines and Kazakhstan and other grassroots projects; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection.   B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2025	2024

Gold revenue	$532,107	$461,444

Cost of sales
Production costs	(161,994)	(156,745)
Depreciation and depletion	(89,557)	(90,446)
Royalties and production taxes	(42,806)	(30,027)
Total cost of sales	(294,357)	(277,218)

Gross profit	237,750	184,226

General and administrative	(11,802)	(14,138)
Foreign exchange gains (losses)	7,214	(2,379)
Non-recoverable input taxes	(6,846)	(4,304)
Share-based payments	(5,869)	(4,954)
Write-down of mining interests	(5,118)	—
Community relations	(999)	(489)
Share of net income of associates	754	2,097
Other expense	(6,251)	(5,432)
Operating income	208,833	154,627

(Losses) gains on derivative instruments	(43,319)	275
Change in fair value of gold stream	(30,552)	(10,852)
Interest and financing expense	(5,723)	(9,571)
Interest income	3,172	5,455
Losses on dilution on associate	—	(9,982)
Other income	356	143
Income from operations before taxes	132,767	130,095

Current income tax, withholding and other taxes	(86,083)	(61,584)
Deferred income tax recovery (expense)	15,880	(20,030)
Net income for the period	$62,564	$48,481

Attributable to:
Shareholders of the Company	$57,587	$39,751
Non-controlling interests	4,977	8,730
Net income for the period	$62,564	$48,481

Earnings per share(attributable to shareholders of the Company)
Basic	$0.04	$0.03
Diluted	$0.04	$0.03

Weighted average number of common sharesoutstanding(in thousands)
Basic	1,318,390	1,303,191
Diluted	1,469,206	1,307,674

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2025	2024
Operating activities
Net income for the period	$62,564	$48,481
Mine restoration provisions settled	(493)	(291)
Non-cash charges, net	181,923	153,765
Proceeds from prepaid sales	—	500,023
Changes in non-cash working capital	(14,840)	21,985
Changes in long-term inventory	(10,957)	1,709
Changes in long-term value added tax receivables	(39,409)	(14,945)
Cash provided by operating activities	178,788	710,727

Financing activities
Proceeds from convertible senior unsecured notes, net of transaction costs	445,913	—
Repayment of revolving credit facility	(400,000)	(150,000)
Equipment facility draw downs	8,990	—
Repayment of equipment loan facilities	(4,402)	(2,387)
Interest and commitment fees paid	(3,494)	(3,579)
Cash proceeds from stock option exercises	2,231	1,088
Dividends paid	(25,552)	(45,989)
Principal payments on lease arrangements	(2,972)	(1,448)
Distributions to non-controlling interests	(8,182)	(4,580)
Other	(4,267)	271
Cash provided (used) by financing activities	8,265	(206,624)

Investing activities
Expenditures on mining interests:
Fekola Mine	(64,003)	(80,562)
Masbate Mine	(7,733)	(8,530)
Otjikoto Mine	(3,607)	(13,813)
Goose Project	(94,812)	(117,451)
Fekola Regional Properties	(3,169)	(4,501)
Gramalote Project	(6,793)	(3,310)
Other exploration	(5,596)	(8,840)
Purchase of long-term investments	(1,808)	—
Funding of reclamation accounts	(1,421)	(1,029)
Other	(6,134)	(1,541)
Cash used by investing activities	(195,076)	(239,577)

(Decrease) increase in cash and cash equivalents	(8,023)	264,526

Effect of exchange rate changes on cash and cash equivalents	1,175	(3,607)
Cash and cash equivalents, beginning of period	336,971	306,895
Cash and cash equivalents, end of period	$330,123	$567,814

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2025	As at December 31, 2024
Assets
Current
Cash and cash equivalents	$330,123	$336,971
Accounts receivable, prepaids and other	47,605	41,059
Value-added and other tax receivables	53,848	46,173
Inventories	535,637	477,586
	967,213	901,789

Long-term investments	120,475	76,717
Value-added tax receivables	276,567	244,147
Mining interests	3,438,533	3,291,435
Investment in associates	92,171	91,417
Long-term inventories	113,965	134,529
Other assets	84,021	73,964
Deferred income taxes	5,752	—
	$5,098,697	$4,813,998
Liabilities
Current
Accounts payable and accrued liabilities	$171,452	$156,352
Current income and other taxes payable	127,265	103,557
Current portion of prepaid gold sales	413,847	272,781
Current portion of long-term debt	27,218	16,419
Current portion of derivative instruments	16,936	1,606
Current portion of gold stream obligation	12,600	6,900
Current portion of mine restoration provisions	6,677	7,170
Other current liabilities	17,564	15,902
	793,559	580,687

Long-term debt	397,926	421,464
Gold stream obligation	184,377	159,525
Prepaid gold sales	134,235	265,329
Mine restoration provisions	147,726	140,541
Deferred income taxes	190,215	169,738
Derivative instruments	36,088	2,107
Employee benefits obligation	19,600	18,410
Other long-term liabilities	20,194	20,500
	1,923,920	1,778,301
Equity
Shareholders’ equity
Share capital	3,516,643	3,510,271
Contributed surplus	159,652	91,184
Accumulated other comprehensive loss	(66,484)	(102,771)
Retained deficit	(484,638)	(515,619)
	3,125,173	2,983,065
Non-controlling interests	49,604	52,632
	3,174,777	3,035,697
	$5,098,697	$4,813,998

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Production costs	89,025	38,016	34,953	161,994
Royalties and production taxes	29,494	7,378	5,934	42,806

Total cash costs	118,519	45,394	40,887	204,800

Gold sold (ounces)	87,808	44,450	51,740	183,998

Cash operating costs per ounce ($/ gold ounce sold)	1,014	855	676	880

Total cash costs per ounce ($/ gold ounce sold)	1,350	1,021	790	1,113

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	156,745	11,905	168,650
Royalties and production taxes	20,395	5,390	4,242	30,027	854	30,881

Total cash costs	105,500	48,161	33,111	186,772	12,759	199,531

Gold sold (ounces)	123,828	47,700	51,450	222,978	11,377	234,355

Cash operating costs per ounce ($/ gold ounce sold)	687	897	561	703	1,046	720

Total cash costs per ounce ($/ gold ounce sold)	852	1,010	644	838	1,121	851

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Production costs	89,025	38,016	34,953	161,994
Inventory sales adjustment	1,536	628	(3,746)	(1,582)

Cash operating costs	90,561	38,644	31,207	160,412

Gold produced (ounces)	93,805	46,369	52,578	192,752

Cash operating costs per ounce ($/ gold ounce produced)	965	833	594	832

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	156,745	11,905	168,650
Inventory sales adjustment	(1,922)	(1,224)	272	(2,874)	—	(2,874)

Cash operating costs	83,183	41,547	29,141	153,871	11,905	165,776

Gold produced (ounces)	119,141	49,782	45,416	214,339	11,377	225,716

Cash operating costs per ounce ($/ gold ounce produced)	698	835	642	718	1,046	734

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2025 (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$

Production costs	89,025	38,016	34,953	—	161,994
Royalties and production taxes	29,494	7,378	5,934	—	42,806
Corporate administration	2,937	527	1,349	6,989	11,802
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	15	—	—	3,538	3,553
Community relations	482	102	415	—	999
Reclamation liability accretion	615	345	263	—	1,223
Realized losses on derivative contracts	113	39	23	—	175
Sustaining lease expenditures	919	316	340	427	2,002
Sustaining capital expenditures(2)	46,526	6,862	3,607	—	56,995
Sustaining mine exploration(2)	—	16	493	—	509

Total all-in sustaining costs	170,126	53,601	47,377	10,954	282,058

Gold sold (ounces)	87,808	44,450	51,740	—	183,998

All-in sustaining cost per ounce ($/ gold ounce sold)	1,937	1,206	916	—	1,533

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine capital expenditures	64,003	7,733	3,607	75,343
Fekola underground	(17,477)	—	—	(17,477)
Other	—	(871)	—	(871)

Sustaining capital expenditures	46,526	6,862	3,607	56,995

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine exploration	—	420	1,831	2,251
Regional exploration	—	(404)	(1,338)	(1,742)

Sustaining mine exploration	—	16	493	509

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	—	156,745	11,905	168,650
Royalties and production taxes	20,395	5,390	4,242	—	30,027	854	30,881
Corporate administration	2,727	514	1,480	9,417	14,138	561	14,699
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	33	—	—	4,973	5,006	—	5,006
Community relations	145	13	331	—	489	—	489
Reclamation liability accretion	435	301	238	—	974	—	974
Realized gains on derivative contracts	(218)	(144)	(31)	—	(393)	—	(393)
Sustaining lease expenditures	84	318	554	492	1,448	—	1,448
Sustaining capital expenditures(2)	67,870	8,249	12,898	—	89,017	1,755	90,772
Sustaining mine exploration(2)	1,302	734	702	—	2,738	—	2,738

Total all-in sustaining costs	177,878	58,146	49,283	14,882	300,189	15,075	315,264

Gold sold (ounces)	123,828	47,700	51,450	—	222,978	11,377	234,355

All-in sustaining cost per ounce ($/ gold ounce sold)	1,436	1,219	958	—	1,346	1,325	1,345

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	80,562	8,530	13,813	102,905	1,755	104,660
Fekola underground	(11,104)	—	—	(11,104)	—	(11,104)
Road construction	(1,588)	—	—	(1,588)	—	(1,588)
Land acquisition	—	(71)	—	(71)	—	(71)
Other	—	(210)	(915)	(1,125)	—	(1,125)

Sustaining capital expenditures	67,870	8,249	12,898	89,017	1,755	90,772

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,302	821	1,789	3,912	—	3,912
Regional exploration	—	(87)	(1,087)	(1,174)	—	(1,174)

Sustaining mine exploration	1,302	734	702	2,738	—	2,738

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2025	2024
	$	$
	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	57,587	39,751

Adjustments for non-recurring and significant recurring non-cash items:
Write-down of mining property	5,118	—
Unrealized losses on derivative instruments	50,875	118
Realized gain on total return swap	(7,731)	—
Change in fair value of gold stream	30,552	10,852
Loss on dilution of associate	—	9,982
Deferred income tax (recovery) expense	(14,551)	20,800

Adjusted net income attributable to shareholders of the Company for the period	121,850	81,503

Basic weighted average number of common shares outstanding (in thousands)	1,318,390	1,303,191

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.09	0.06

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com